CHINAWE.COM INC.

Room 1208, Block A Fuk Keung Industrial Building 66-68 Tong Mei Road Kowloon, Hong Kong December 26, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chinawe.com Inc.- Form 10-K for the Fiscal Year Ended December 31, 2012, Filed March 29, 2013, File No. 000-29169

Dear Mr. Rodriguez:

Chinawe.com Inc. (the “Company”) hereby responds to your letter of December 17, 2013 as follows:

Cover Page

The Company has opted not to submit electronically and post on a corporate web site the Interactive Data Files required to be so submitted and posted in accordance with Rule 405 of Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company has been a “shell company” within the meaning of Rule 12b-2 of the Exchange Act since early 2009. As such, the Company cannot afford the fees of a third-party vendor needed to electronically file the Interactive Data Files as part of its periodic filings. Such fees would be in the thousands of dollars. Also, the Company does not maintain a web site.

The Company intends to continue to file periodic reports under the Exchange Act. In the event the Company is able to successfully exit shell company status, the Company intends to (i) amend its prior filings to file the required Interactive Data Files and (ii) provide Interactive Data Files going forward with future periodic filings.

In accordance with your request, this is to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Gus Rodriguez

December 26, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please do not hesitate to contact me for any further information.

Very truly yours,

CHINAWE.COM INC.

By:	/s/ Man Keung Wai
Man Keung Wai
Chief Executive Officer

cc: Joel I. Frank, Esq., Wilk Auslander LLP